UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                          (Amendment No. 4)*


                           SanDisk Corporation
                             (Name of Issuer)

                               Common Stock
                      (Title of Class of Securities)

                                80004C101
                              (CUSIP Number)

                             October 15, 2008
         (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



















CUSIP: 80004C101                                                Page 1 of 8


 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital Group International, Inc.


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     California

             5   SOLE VOTING POWER

                  17,046,950


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        19,814,790
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     19,814,790          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     8.8%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     HC






CUSIP: 80004C101                                                Page 2 of 8

 1   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Capital International Limited


 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
     INSTRUCTIONS)                                                 (a)

                                                                    (b)
 3   SEC USE ONLY


 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     United Kingdom

             5   SOLE VOTING POWER

                  7,546,490


             6   SHARED VOTING POWER
 NUMBER OF
   SHARES         NONE
BENEFICIALL
 Y OWNED BY
             7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING        8,161,490
   PERSON
   WITH:
             8   SHARED DISPOSITIVE POWER

                  NONE

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,161,490          Beneficial ownership disclaimed pursuant to Rule
     13d-4


 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     3.6%

 12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO






CUSIP: 80004C101                                                Page 3 of 8

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, DC 20549

                             Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 4

Item 1(a)     Name of Issuer:
       SanDisk Corporation

Item 1(b)     Address of Issuer's Principal Executive Offices:
       601 McCarthy Boulevard
       Milpitas CA 95035

Item 2(a)     Name of Person(s) Filing:
       Capital Group International, Inc. and Capital International
       Limited

Item 2(b)     Address of Principal Business Office or, if none,
       Residence:
       11100 Santa Monica Blvd.
       Los Angeles, CA  90025

Item 2(c)     Citizenship:   N/A

Item 2(d)     Title of Class of Securities:
       Common Stock

Item 2(e)     CUSIP Number:
       80004C101

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
       N/A

Item 4     Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount beneficially owned:
       (b)    Percent of class:
       (c)    Number of shares as to which the person has:
       (i)    Sole power to vote or to direct the vote:
       (ii)   Shared power to vote or to direct the vote:
       (iii)  Sole power to dispose or to direct the disposition of:
       (iv)   Shared power to dispose or to direct the disposition of:

       See pages 2 and 3





CUSIP: 80004C101                                                Page 4 of 8

       Capital Group International, Inc. ("CGII") is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. CGII does not have investment power or voting power over any of the securities reported herein. However, by virtue of Rule 13d-3 under the Act, CGII may be deemed to "beneficially own" 19,814,790 shares or 8.8% of the 225,010,265 shares of Common Stock believed to be outstanding.

       Capital International Limited is deemed to be the beneficial owner of 8,161,490 shares or 3.6% of the 225,010,265 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

Item 5 Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6     Ownership of More than Five Percent on Behalf of Another
       Person: One or more clients of Capital Group International, Inc. have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of SanDisk Corporation.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

       1. Capital Guardian Trust Company (CGTC)

       2. Capital International Limited (CIL)

       3. Capital International S.A. (CISA)

       4. Capital International Research and Management, Inc. dba
          Capital International, Inc. (CII)

Item 8     Identification and Classification of Members of the Group:
       N/A

Item 9     Notice of Dissolution of Group:  N/A

Item 10     Certification




CUSIP: 80004C101                                                Page 5 of 8



       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          October 24, 2008

        Signature:     ***Peter C. Kelly
        Name/Title:    Peter C. Kelly, Secretary
                       Capital Group International, Inc.

        Date:          October 24, 2008

        Signature:     *Nilly Sikorsky
        Name/Title:    Nilly Sikorsky, Vice Chairman
                       Capital International Limited



        ***By  /s/ Liliane Corzo
               Liliane Corzo
               Attorney-in-fact

          Signed pursuant to a Power of Attorney dated October 1, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group
          International, Inc.



















CUSIP: 80004C101                                                Page 6 of 8


                               AGREEMENT

                            Los Angeles, CA
                           October 24, 2008

  Capital Group International, Inc. ("CGII") and Capital International Limited ("CIL") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by SanDisk Corporation.

  CGII and CIL state that they are each entitled to individually use
Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGII and CIL are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:              ***Peter C. Kelly
                                  Peter C. Kelly, Secretary
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL LIMITED

                 BY:              *Nilly Sikorsky
                                  Nilly Sikorsky, Vice Chairman
                                   Capital International Limited


***B /s/ Liliane Corzo
y
     Liliane Corzo
     Attorney-in-fact

          Signed pursuant to a Power of Attorney dated October 1, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group
          International, Inc.















CUSIP: 80004C101                                                Page 7 of 8


                           POWER OF ATTORNEY

          The undersigned do hereby appoint Michael J. Downer, Kristine
M. Nishiyama and Liliane Corzo, and each of them, acting singly, with full power of substitution, as the true and lawful attorney of the undersigned, to sign on behalf of the undersigned in respect of the ownership of equity securities deemed held by the undersigned, Capital Guardian Trust Company, Capital Group International, Inc., Capital International, Inc., Capital International K.K., Capital International Limited, Capital International S.A., and Emerging Markets Growth Fund, Inc., and to be reported pursuant to Sections 13(d), 13(f) and 13(g) of the Securities Exchange Act of 1934, as amended, and to execute joint filing agreements with respect to such filings.

          IN WITNESS WHEREOF, this Power of Attorney, has been executed as of the 1st day of October, 2008.



Capital Group International, Inc.            Name:     Peter C. Kelly
                                             Title:     Vice President

/s/ Peter C. Kelly
                                             Capital International K.K.
Name:     Peter C. Kelly
Title:     Secretary
                                             /s/ N. Parker Simes

                                             Name:     N. Parker Simes
                                             Title:     President
Capital Guardian Trust Company


/s/ Peter C. Kelly
                                             Capital International
Name:     Peter C. Kelly                     Limited
Title:     Senior Vice President and
Senior Counsel
                                             /s/ Nilly Sikorsky

                                             Name:     Nilly Sikorsky
                                             Title:     Vice Chairman
Capital International, Inc.


/s/ Peter C. Kelly
                                             Capital International S.A.
Name:     Peter C. Kelly
Title:     Senior Vice President, Senior
Counsel and Secretary                        /s/ Nilly Sikorsky

                                             Name:     Nilly Sikorsky
                                             Title:     Chairman and
                                             Senior Vice President
Emerging Markets Growth Fund, Inc.


/s/ Peter C. Kelly

CUSIP: 80004C101                                                Page 8 of 8